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                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-57716


PROSPECTUS SUPPLEMENT DATED OCTOBER 15, 2001
TO PROSPECTUS DATED SEPTEMBER 17, 2001


     On September 28, 2001, we entered into a fourth amendment to our revolving credit facility. The amendment allows us to reduce our minimum liquidity threshold for certain financial covenant relief from $35 million to $30 million, if we limit outstanding borrowings under the revolver to $12 million by October 6, 2001 declining to zero by December 1, 2001. Alternatively, we may continue to borrow under the facility in excess of such limits if we maintain liquidity at or above the $35 million level. As of October 9, 2001, our outstanding borrowings under the revolver were $10.3 million, and our liquidity was $36.2 million. Our accounts receivable are collected through a lock-box arrangement which first repays our borrowings under the revolver which we may then re-borrow up to our availability to meet our cash flow needs so long as the facility is available.

     Based on our anticipated cash needs and projected borrowing levels, we do not currently expect to be able to take advantage of the alternative reduced minimum liquidity requirement. Also, we currently anticipate that we will be below the $35 million liquidity threshold in or possibly prior to November 2001.

     We are currently seeking to replace the revolver with a new line of credit. However, we may not be able to obtain a new revolver on acceptable terms prior to the unavailability of our current facility, if at all. If we do not replace the revolver before we are below the liquidity requirement, we will need to obtain an additional amendment or waiver under the existing revolver. If we are unable to do so, our indebtedness may be accelerated or commitments terminated. In that event, we may need to restructure our obligations and may not be able to continue operations.

     If we are successful in amending or replacing our revolver, we would then intend to seek capital for a business strategy intended to reduce our operating costs through substantial capital improvements (such as the building of an electric arc furnace) which would in turn require one or more additional term loans or increasing our existing term loan. There can be no assurance we will be successful in obtaining additional capital or that it will be sufficient to implement our business strategy. Even if successfully implemented, our strategy may not generate sufficient revenues or cash flow to service our debt or fund our operations. If this plan is not achieved or we adopt a different strategy, we will need to develop an alternate plan to substantially lower our costs in addition to obtaining new financing. However, there can be no assurance that we will be successful in such event.